Jay S. Levine Senior VP – Chief Accounting Officer & Corporate Controller 30 Dunnigan Drive Suffern, NY 10901 (845) 369-4767

June 28, 2013

VIA ELECTRONIC TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Ascena Retail Group, Inc.

Form 10-K for the Fiscal Year Ended July 28, 2012

Filed September 26, 2012

File No. 333-168953

Dear Ms. Jenkins:

We are writing in response to the comments contained in the Staff’s letter to Dirk Montgomery, Executive Vice President and Chief Financial Officer of Ascena Retail Group, Inc. (the “Company”), dated June 14, 2013 (the “Comment Letter”) regarding the above referenced filing. The Staff’s comments and related responses from the Company are set forth below.

In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 28, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 27

Fiscal 2012 Compared to Fiscal 2011, page 28

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

Operating Income, page 30

1.	We note your disclosure on page 31 that the fiscal 2012 operating losses of Lane Bryant and Catherines include purchase accounting adjustments associated with the write-up of inventory to fair market value of approximately $10 million and $3 million, respectively. Please explain to us the nature of these two purchase accounting adjustments to inventory, justify the accounting and cite the supporting literature.

Response: In connection with the acquisition of Charming Shoppes, Inc. (the “Charming Acquisition”), the Company engaged KPMG LLP (“KPMG”) to prepare an independent valuation of the identifiable assets and liabilities acquired in accordance with ASC 805-20, including inventory. Specifically, we valued inventory at fair value as of the acquisition date in accordance with ASC 805-20-30-1. The valuation approach utilized the Net Realizable Value Method (“NRV”), which was based on the expected selling price of the inventory to customers and adjusted for related costs of disposal and a reasonable profit allowance for the post-acquisition selling effort. This approach is supported by the guidance regarding Level 2 inputs in ASC 820-10-55-21(f). The valuation resulted in a step-up of the underlying net book value of the inventory to its respective fair value of approximately $25 million for Lane Bryant and approximately $8 million for Catherines.

The Company then considered the appropriate expense recognition period for this non-cash purchase accounting adjustment to the basis of the acquired inventory. Based on an analysis of each Brand’s historical inventory turns and the seasonal nature of the acquired inventory, we determined that the acquired inventory would be sold to customers over an estimated average period of four months from the date of acquisition. Accordingly, the inventory step-up was expensed to cost of goods sold over the estimated four-month, remaining selling period. Given the June 14, 2012 acquisition date and the Company’s fiscal year ending July 28, 2012 (“Fiscal 2012”), this accounting resulted in the recognition of expense relating to the inventory step-up of (i) for Lane Bryant, approximately $10 million in Fiscal 2012 and approximately $15 million during the first quarter of the fiscal year ending July 27, 2013 (“Fiscal 2013”) and (ii) for Catherines, approximately $3 million in Fiscal 2012 and approximately $5 million during the first quarter of Fiscal 2013.

Further, given the non-recurring and non-cash nature of the amortization of the inventory step-up in cost of goods sold in the consolidated statements of operations and the significant effect of such adjustments on the Company’s profitability and gross margin performance for all affected periods, the Company disclosed such amounts within MD&A as it believed that such information was meaningful to an investor’s understanding of the Company’s financial performance and operating trends.

Index to Consolidated Financial Statements and Supplementary Information, page F-1

Consolidated Statements of Cash Flows, page F-5

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

2.	We note that you present the changes in net assets related to discontinued operations within the operating activities section of your statement of cash flows. Please confirm to us that you do not have any cash flows from investing or financing activities of discontinued operations for fiscal 2012 or fiscal 2013 to date. In your response, also tell us how you classified the cash flow effects of the January 2013 Fashion Bug distribution center sale and the subsequent use of the net proceeds to partially prepay outstanding debt, as disclosed on page 9 of your Form 10-Q for the interim period ended April, 27, 2013.

Response: In response to the Staff’s comment, we confirm that during Fiscal 2012 and through the first two fiscal quarters in Fiscal 2013, the only cash flows related to the businesses classified as discontinued operations were operating in nature and were separately classified as such within cash flows from operating activities in our Consolidated Statements of Cash Flows in accordance with ASC 230-10-45-24.

As the Staff notes, our Form 10-Q for the period ended April 27, 2013 disclosed that we sold a distribution center related to our discontinued Fashion Bug business for $15.9 million during the quarter ended April 27, 2013, and used the proceeds therefrom to prepay debt. Since this transaction resulted in the receipt of proceeds from the sale of property, plant and equipment, we confirm that we have included such proceeds within the cash flows from investing activities section of our Consolidated Statements of Cash Flows on the line called “Proceeds from sales of assets.” We further confirm that the use of such proceeds to prepay outstanding debt was classified as a component of the caption “Repayments of debt” within cash flows from financing activities in our Consolidated Statements of Cash Flows.

We believe that such presentation is both appropriate and consistent with the principles of ASC 230.

Notes to Consolidated Financial Statements, page F-7

Acquisition-related, Integration and Restructuring Costs

3.	We note the acquisition-related, integration and restructuring costs of $25.4 million (2012), $12.3 million (2011) and $7.4 million (2010) on page 27. We further note that you have incurred $20.1 million of such costs during the nine months ended April 27, 2013. Please revise to provide all of the disclosures required by ASC 420-10-50 for these restructuring costs, as these costs appear to be significant to certain periods in which the costs were recognized or tell us why you believe no revision is required.

Response: As the Staff notes, the Company has incurred various acquisition-related, integration and restructuring costs over the past few years. As those costs do not necessarily reflect our on-going costs of doing business but are more so related to incremental costs incurred as a result of our integration initiatives for both the Charming Acquisition and our previous acquisition of Tween Brands, Inc. that occurred during the fiscal year ending July 31, 2010, we believe that disclosure of the aggregate amount of such costs as part of the discussion of our results of operations in MD&A is meaningful to an investor’s understanding of our financial performance and operating trends. In addition, in all circumstances, we confirm to the Staff that such costs were appropriately classified within operating income in our consolidated statements of operations.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

With respect to the need for additional disclosure in our consolidated financial statements pursuant to ASC 420-10-50 as it relates to restructuring costs, we advise the Staff that only a minor portion of such costs in all periods related to ASC 420 costs associated with exit or other disposal activities, as summarized in the table below. Rather, a large proportion of such costs were “direct and incremental” costs incurred in connection with integration efforts, such as costs paid to various consultants and advisors relating to our integration of our distribution center operations, integration of our information technology platform, and other organizational activities that were intended to continue to be operated by the Company. Accordingly, we do not believe that restructuring-related activities, including charges or obligations for exit or disposal activities, were material to any reporting period. As such, we do not believe that the restructuring-related disclosures of ASC 420-10-50 are required. We have quantified the restructuring-related elements in the following table to demonstrate the immateriality in each period (amounts in millions):

Period	Total acquisition- related, integration and restructuring costs disclosed	Restructuring- related costs subject to ASC 420-10	Restructuring- related costs as a % of operating costs	Restructuring- related costs as a % of pre- tax income
9 months ended April 27, 2013	$20.1	$5.3	0.3%	2.9%
Year ended July 28, 2012	$25.4	$8.7	0.5%	3.1%
Year ended July 30, 2011	$12.3	$4.3	0.3%	1.5%
Year ended July 31, 2010	$ 7.4	$0.9	0.1%	0.4%

For all of the above reasons, we continue to believe that additional disclosure of restructuring activities is neither necessary nor material. However, if the Staff disagrees, we will include a restructuring-related footnote in our Fiscal 2013 Annual Report on Form 10-K, which will be filed in September 2013.

Note 2. Basis of Presentation, page F-7

Discontinued Operations, page F-8

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

4.	We note the disclosure on page eight of your Form 10-Q for the interim period ended April 27, 2013 that the Fashion Bug business ceased operations in February 2013; and that the orderly liquidation of the related net assets is expected to be concluded during the fourth quarter of Fiscal 2013 and result in an immaterial adjustment to goodwill. We further note that the Fashion Bug and Figi’s businesses recorded aggregate revenues of $66.4 million for the post-acquisition period in fiscal 2012, and $400.3 million for the nine-months ended April 27, 2013. It appears to us that the Fashion Bug business is expected to be disposed of other than by sale, and that the liquidation or run-off operations have not yet ceased. Please confirm our understanding and, if so, tell us why you have classified the Fashion Bug operations as discontinued in both Fiscal 2012 and 2013. In your response, please tell us how you considered the guidance in ASC 205-20-45-1, ASC 360-10-45-15 and EITF Topic No. D-104 to arrive at your conclusion to classify as discontinued operations.

Response: The Company advises the Staff that it considered many qualitative and technical accounting factors in determining the appropriate classification for the Fashion Bug business. The Company acknowledges that the facts and circumstances surrounding the disposition of the Fashion Bug business were somewhat unique. After all, it is not common that a business is acquired as part of a broader purchase transaction and immediate plans are made for a sale of its component parts without any time to operate and evaluate the business, nor any time to attempt to sell the business as a whole to another party. Typically, in these circumstances, the buyer would “carve out” the business from the purchase transaction and it would not even be acquired. Accordingly, we were not able to find much precedent for our specific fact pattern. Nevertheless, as further discussed below, we (along with our auditors) concluded that the most appropriate presentation was to classify the Fashion Bug business as a discontinued operation within our consolidated financial statements.

Background

The Fashion Bug business was an approximate 600-store retail chain, which historically had generated meaningful operating losses for Charming Shoppes on a revenue base of approximately $600 million. In fact, well before the closing of the Charming Acquisition, the management team of Charming Shoppes announced on December 1, 2011 its intent to divest itself of the Fashion Bug business. After several months of exploring a sale of the Fashion Bug business, the management team of Charming Shoppes concluded that it could not do so on reasonably acceptable commercial terms. As further indication of that, we advise the Staff that the last meaningful offer that Charming Shoppes received for the Fashion Bug business was from an independent, private equity firm that offered to assume control of the Fashion Bug business for no cash consideration, thereby effectively only offering to relieve Charming Shoppes of the costs of shutting down the business.

Based in large part on this pre-existing sale process, the Company was aware that marketplace participants placed very little, if any, value on the ongoing operations of Fashion Bug. Accordingly, as the Company itself was a marketplace participant, the Company concluded before the Charming Acquisition was consummated, that it would shut down the business and attempt to maximize its economics by selling off the components of Fashion Bug as part of a comprehensive disposal strategy (the “FB Sale”). As such,

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

on June 15, 2012, the Company publicly announced contemporaneously with its announcement of the closing of the Charming Acquisition its intent to cease operating and close down the Fashion Bug business. Please refer to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on June 15, 2012 for a copy of the press release.

At the time of the Charming Acquisition, the principal assets of Fashion Bug to be included in the FB Sale (collectively referred to as the “FB Elements”) were:

(i)	current spring/summer inventory that was in the stores and being actively marketed;

(ii)	firm purchase commitments for fall/winter inventory that would largely be received in September/October of 2012, and which were assumed as part of the Charming Acquisition;

(iii)	a wholly owned distribution center located in White Marsh, Maryland;

(iv)	the right to operate leased retail stores under approximately 600 leased locations, of which approximately half of such leases would naturally expire by the end of January 2013; and

(v)	store fixtures.

After a brief period of time post-acquisition to mobilize liquidation efforts and engage third-party liquidators to manage the going-out-of-business sale process and, separately, to settle the lease exposures through negotiation, assignment or sale, the principal liquidation activities commenced in September 2012 and the Fashion Bug business ceased operating on February 1, 2013.

As further background, we note that the FB Elements, when taken as a whole, clearly met the definition of a business as defined in ASC 805. In addition, as discussed below under the section entitled “Technical Assessment,” the Company believed that the FB Elements represented a “disposal group” as defined in ASC 360 and that the criteria to classify the FB Elements as held-for-sale as of the acquisition date were satisfied, pursuant to ASC 360-10-45-9. Further, the Fashion Bug business met the definition of a “component of an entity” as defined in ASC 205, and the Company met the criteria to present the results of Fashion Bug’s operations as discontinued operations as of and for Fiscal 2012 and Fiscal 2013, per ASC 205-20-45-1.

Qualitative Assessment

As the Staff is aware, the objective of financial reporting is to provide financial information about the registrant that is useful to existing and potential investors, lenders, and other creditors in making decisions about providing resources to the entity. As such, the Company believed that the informational needs of its investors should be a primary concern in determining the presentational requirements of the Fashion Bug business.

In that regard, the Company noted that the Fashion Bug business was not owned or operated by the Company prior to the Charming Acquisition, nor were any financial measures of Fashion Bug included in the Company’s historical financial statements. Furthermore, in light of the Company’s day-one announcement to cease operating the Fashion Bug business, the future operating results of Fashion Bug would consist essentially of disposition-related activities, including the liquidation of inventory in going-out-of- business sale events, the sale of fixtures and property, and other disposition-related transactions.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

Accordingly, the Company believed that including Fashion Bug’s financial position and operating results within continuing operations of the Company would be highly distortive to operating trends/metrics and not meaningful to the Company’s investors, especially given the relatively short timeframe anticipated for its ultimate disposition.

Technical Assessment

Did the FB Elements Qualify as a Disposal Group?

In order to complete the FB Sale, management developed and approved a single, comprehensive and integrated plan related to the FB Elements. As part of this plan, management expected to recover value for the inventory, primarily through an economic arrangement with a third-party liquidator that effectively transferred the inventory risk to such liquidator in exchange for proceeds equating to a guaranteed minimum and contingent profit-sharing component; to market and sell the distribution center; to sell the store fixtures; and to use another third-party liquidator to settle the lease exposures through negotiation, assignment or sale. Management determined that this disposition plan would maximize its economics of the sale of the Fashion Bug business. That is, the value of the sum of each individual component to be sold was expected to be greater than the value of the Fashion Bug business, even if it were to be sold as a whole to a single buyer (which was unlikely). Further, this disposition plan was expected to be substantially completed by February 2013, well within the measurement period.

Based on the above, one of the first technical accounting questions to be addressed was whether the FB Elements qualified as a disposal group. In this regard, we noted that the definition of a disposal group under ASC 360-10-20 represented “assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction.” We concluded that the disposition of the Fashion Bug assets and related liabilities noted above as part of a single, comprehensive and integrated plan met the definition of a disposal group. In reaching this judgment, we did not observe any requirement in ASC 360-10 that a company had to dispose of an asset group to one single buyer. Rather, the Company believed that, as long as it disposed of the entire disposal group, whether to single or multiple buyers, that it satisfied the aforementioned criteria under ASC 360-10. In further support of that judgment, the Company considered that (i) the FB Elements, when taken as a whole, constituted a business in accordance with ASC 805, (ii) the disposition of the FB Elements was conducted in accordance with a single, comprehensive and integrated plan, and (iii) the disposition plan was designed, consistent with a marketplace participant viewpoint, so that the Company could receive the greatest value for its interest in the Fashion Bug business.

What Should the Unit of Accounting Be?

The next technical accounting question that the Company considered was what the unit of accounting should be. That is, should the unit of accounting be the disposal group as a whole or the underlying individual assets and liabilities.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

The Company concluded that the unit of accounting should be the disposal group. In support of this judgment, the Company noted the guidance of ASC 360-10-15-4(b). Under that guidance, the unit of accounting for a long-lived asset (i.e., the warehouse and store fixtures) is determined to be the disposal group if it is part of a disposal group that includes other assets and liabilities not covered by the Impairment or Disposal of Long-Lived Assets subsections of the ASC.

We believe that this position is further supported by remarks made by Professional Accounting Fellow Adam Brown, before the 2008 AICPA National Conference on Current SEC and PCAOB Developments on December 8, 2008. While Mr. Brown’s speech focused principally on the impairment of long-lived assets, it also contemplated whether the unit of account when performing an impairment test is the disposal group or the individual assets within the disposal group. The SEC speech was presented based upon a situation in which non-long-lived assets were disposed of within a disposal group that also included long-lived assets. We believe this speech is analogous to our fact pattern in determining whether the FB Elements constituted a disposal group and whether the unit of account should be the disposal group because those FB Elements included both long-lived assets and non-long-lived assets. As such, we determined that the FB Elements, indeed, constituted a disposal group within the scope of ASC 360 and that the unit of accounting for long-lived assets within the disposal group should be the disposal group itself.

Did the Disposal Group Meet the Held-For-Sale Criteria of ASC 360-10-45-9?

We concluded that the disposal group discussed above met the held-for-sale criteria of ASC 360-10-45-9 and, as such, the disposal group qualified to be presented as a discontinued operation within the Company’s consolidated financial statements.

In order to make that determination, the Company reviewed the guidance in ASC 360-10, specifically paragraph 45-12 of that guidance which states that newly acquired assets that are expected to be sold, subject to meeting certain criteria in ASC 360-10-45-9, should be classified as held for sale at the acquisition date.

That criteria included in ASC 360-10-45-9 consists of the following:

a)	Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group);

b)	The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups);

c)	An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated;

d)	The sale of the asset (disposal group) is probable and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 360-10-45-11;

e)	The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value. The price at which a long-lived asset (disposal group) is

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

being marketed is indicative of whether the entity currently has the intent and ability to sell the asset (disposal group). A market price that is reasonable in relation to fair value indicates that the asset (disposal group) is available for immediate sale, whereas a market price in excess of fair value indicates that the asset (disposal group) is not available for immediate sale; and

f)	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company evaluated each of the factors and reached the following conclusions:

a)	Management with the authority to approve such action had committed to dispose of the Fashion Bug business and announced its intent to do so contemporaneously with the closing of the Charming Acquisition;

b)	Management immediately commenced a disposal plan for the Fashion Bug business and it was available for sale in its present condition;

c)	Management immediately began to put together the FB Sale plan, including the engagement of third-party liquidators to facilitate the disposal process;

d)	Management expected to completely dispose of the Fashion Bug business by February 1, 2013, well within the one year requirement;

e)	Management believed the prices by which the underlying assets of the disposal group would be marketed would be reasonable compared to its expectations of fair value, thereby supporting management’s intent and ability to dispose of the business; and

f)	Management committed to the FB Sale plan and did not expect significant changes to the plan.

In hindsight, the plan of disposition was executed in a manner materially consistent with the initial plan, thereby giving additional credence to the accounting judgments made at the time of acquisition.

In addition, we considered the requirements stated in ASC 205-20-45-1 regarding the reporting of discontinued operations, which state that disposal groups classified as held-for-sale can only qualify for discontinued operations presentation if both (i) “the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction” and (ii) that “the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.” Given that the business was expected to cease operations by February 2013 in accordance with the original disposition plan, and in fact did, we believe we have satisfied these requirements.

Should the Disposal Group Have Been Accounted for as a “Disposal Other Than By Sale?”

The Company also considered how its plan of disposal was different than an abandonment, which would have resulted in a different accounting presentation as a “disposal other than by sale.” In this situation, the difficulty encountered by Charming Shoppes’s management in selling off the Fashion Bug business to a single party prior to the acquisition led the Company to believe that selling off of the business in its

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

component parts was a better overall strategy to maximize the economics of a disposition. We believe that this strategy is consistent with that of a marketplace participant. In particular, we believe that a marketplace participant would have similarly disposed of the Fashion Bug business acquired as an ancillary part of the purchase transaction, thereby distinguishing the FB Sale from the run-off of an abandoned asset or operation.

The Company further believes that a plan to maximize the economics of a disposal through multiple transactions is different than an abandonment or spin-off. That is, an abandonment or spin-off normally does not result in a company receiving monetary consideration in exchange for the assets, nor does it often result in a company recovering sufficient value for the assets transferred. Accordingly, the Company believed that the Fashion Bug business was not a “disposition other than by sale,” rather it was a sale of the multiple FB Elements as discussed above.

Conclusion

In closing, based on all of the above qualitative and technical support, the Company continues to believe that its presentation of the Fashion Bug business as a discontinued operation within the Company’s consolidated financial statements was both reasonable and appropriate for all reporting periods.

5.	We note that the assets and liabilities related to discontinued operations have been segregated and separately disclosed in the balance sheet since the acquisition date. Please advise us of the following with respect to the Fashion Bug disposal group:

•

To the extent that the assets and liabilities related to the Fashion Bug business are being presented as held for sale under ASC 205-20-50-2, explain to us why you believe this disposal group meets the criteria for classification as held for sale under ASC 360-10-45-9.

•	Tell us how you measured this disposal group at the June 14, 2012 acquisition date and cite the generally accepted accounting guidance that you followed.

•

Subsequent to the acquisition date, tell us whether you have applied the Sections ASC 360-10-35 and ASC 360-10-45 guidance on long-lived assets to be held and used, or the guidance on long-lived assets held for sale for this disposal group.

Response: With respect to the first part of the Staff’s comment on the support for held-for-sale classification of the Fashion Bug business, we refer the Staff back to the Company’s response to comment number four above.

With respect to the second part of the Staff’s comment on how the Company measured the disposal group as of the acquisition date, we advise the Staff that the net assets of the Fashion Bug disposal group were measured in accordance with ASC 360-10-35-43 (as per ASC 805-20-30-22). That is, the net assets of the disposal group were measured at fair value less costs to sell as of the acquisition date, as further discussed in our response to Staff comment number seven.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

With respect to the third part of the Staff’s comment on the Company’s accounting for the disposal group subsequent to the acquisition date, we advise the Staff that we have treated the disposal group consistently with our initial classification as assets held-for-sale and applied the relative guidance, including ceasing depreciation on long-lived assets as required by ASC 360-10-35-43. Additionally, in accordance with ASC 805-10-25-13, the Company has recorded measurement period adjustments to adjust certain provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the initial measurement of the amounts recognized as of the acquisition date. Those adjustments are discussed in more detail below in the Company’s response to Staff comment number seven.

Note 3, Summary of Significant Accounting Policies, page F-9

Leases, page F-14

6.	We note your disclosure that you recognize rent expense for non-cancelable operating leases with scheduled rent increases and/or landlord incentives on a straight-line basis over the lease term, beginning with the effective lease commencement date. Please tell us how you define the effective lease commencement date, including how you considered ASC 840-20-25-3 to arrive at your conclusion. Also confirm to us that you will expand your disclosure in future filings to clarify the lease commencement date for purposes of recognizing rent expense on a straight-line basis over the lease term.

Response: In accordance with ASC 840-20-25-3, the Company defines the effective lease commencement date as the date on which the Company takes possession of, or controls the physical use of, the leased property. As such, the Company begins the straight-line recognition of rent expense on such date. In response to the Staff’s comment, the Company will clarify its disclosures in future filings as follows: “Rent expense for non-cancelable operating leases with scheduled rent increases and/or landlord incentives is recognized on a straight-line basis over the lease term, beginning with the effective lease commencement date. The effective lease commencement date represents the date on which the Company takes possession of, or controls the physical use of, the leased property.”

Form 10-Q for the Fiscal Period Ended April 27, 2013

Notes to Consolidated Financial Statements, page 7

Note 4. Acquisitions and Dispositions, page 12

The Charming Shoppes Acquisition, page 12

7.	We note your disclosure that the allocation of the purchase price to the underlying net assets remains preliminary at this time given the ongoing sale process of Figi’s and that the orderly

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

liquidation of Fashion Bug’s net assets will not be concluded until the fourth quarter of Fiscal 2013. You also disclose that the Company does not expect to finalize its valuation of the net assets acquired until the fourth quarter of Fiscal 2013, particularly as it relates to these two businesses. Finally, we note that the Company made adjustments to goodwill of $17.0 million during the nine months ended April 27, 2013 to more fairly reflect the fair value of the underlying net assets acquired. Given that the Company announced contemporaneously with the closing of the Charming Shoppes Acquisition its intent to cease operating the acquired Fashion Bug business and sell the acquired Figi business; and your classification of these two businesses as discontinued operations subsequent to the June 2012 acquisition date, please advise us of the following:

•

To the extent that you have recorded any measurement period adjustments related to the Fashion Bug business liquidation and Figi business ongoing sale process through the third quarter of Fiscal 2013 and through the fourth quarter of Fiscal 2013 to date, explain to us why you believe that such adjustments represent measurement period adjustments under ASC 805. In your response, tell us both the nature and amount of such adjustments (ASC 805-10-50-6(c)) and indicate whether such adjustments were the result of new information about facts and circumstances that existed at the acquisition date or due to events arising in the post-combination period. Please also tell us the reasons why the purchase allocation remains incomplete (ASC 805-10-50-6(a)), and identify the assets, liabilities, equity interests, or items of consideration for which the initial accounting is incomplete (ASC 805-10-50-6(b)).

Response:

Measurement Period Adjustments

In response to the Staff’s comment, we first refer the Staff back to our response to comment number five above. In that response, we advised the Staff that the disposal group relating to the Fashion Bug business was measured at fair value less costs to sell as of the acquisition date. Similarly, for the Figi’s business, the net assets were measured at fair value less costs to sell as of the acquisition date. Both of these accounting treatments were consistent with the provisions of ASC 360-10-35-43 and the fact that both businesses were acquired as part of a business combination. As the Staff observed, subsequent to the initial preliminary allocation of the purchase price of the Charming Acquisition included in our Annual Report on Form 10-K for the fiscal year ended July 28, 2012, the Company has recorded measurement period adjustments with regards to the Fashion Bug business during Fiscal 2013. There have been no adjustments to the fair value of the net assets acquired for Figi’s as of this time. In addition, as of this interim time, no measurement adjustments have been recorded for either business during the fourth quarter of Fiscal 2013.

As the Staff is aware, in accordance with ASC 805-10-25-13 through 25-14, an acquirer has a period of time known as the measurement period to retrospectively adjust the preliminary amounts initially recognized in connection with the valuation of acquired assets and liabilities at the acquisition date. These adjustments would be only to reflect new information obtained about facts and circumstances that

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. We believe that all of our measurement period adjustments reflect new information about facts and circumstances that existed at the acquisition date and that adjustments to the preliminary valuation of assets and liabilities acquired are appropriate. In that regard, we remind the Staff that the Charming Acquisition occurred only 44 days before the Company’s fiscal year end. Accordingly, there were certain provisional amounts that were necessary to be included in the preliminary valuation of Fashion Bug’s net assets and liabilities, which remained subject to further analysis and validation in the subsequent months ahead within the measurement period.

As stated above, there have been no measurement period adjustments recorded subsequent to the acquisition date related to the Figi’s business. The following rollforward summarizes the measurement period adjustments recorded subsequent to the acquisition date as they relate to the Fashion Bug business (amounts are in millions):

Adjustment	Fashion Bug
Preliminary fair value of net assets as of the acquisition date:	$2.3
Measurement period adjustments:
Decrease in preliminary fair value of private-label credit card liability	20.0
Increase in preliminary fair value of inventory	16.3
Decrease in preliminary fair value of lease liability	6.0
Decrease in preliminary fair value of warehouse	(1.1)
Other, principally a decrease in preliminary fair value of store fixtures	(5.8)

Preliminary fair value of net assets as of the end of Q3 FY13	$37.7

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

Change in fair value of net assets – discontinued operations (per above)	$35.4
Other measurement period changes for continuing operations, primarily deferred taxes	(18.4)

Change in fair value of net assets per Fiscal 2013 third quarter 10-Q	$17.0

In order to better understand the above rollforward, one needs to first understand the valuation framework for the Fashion Bug business. As previously mentioned, the Fashion Bug disposal group was recorded at fair value less costs to sell as of the acquisition date, pursuant to ASC 360-10-35-43. It has also been previously mentioned in this letter that the management of Charming Shoppes was unable to sell the business as a whole on reasonably acceptable commercial terms. As such, a marketplace participant (which the Company was) would likely sell the FB Elements in their component parts as part of a single, comprehensive and integrated disposal plan to maximize the economic benefits of disposal (see our response to Staff comment number four above). That is, disposal of the component parts in this situation was the highest and best use of the business. Further, in determining the fair value of the business, a marketplace participant would need to consider not only the potential cash inflows associated with that strategy, but also the related cash outflows.

These concepts are best supported in the accounting framework by reference to ASC 360-10-35-38. In that guidance, it is stated that “…expected future operating losses, which marketplace participants would not similarly consider in their estimates of the fair value less cost to sell of a disposal group classified as held for sale shall not be indirectly recognized as part of an expected loss on the sale by reducing the carrying amount of the disposal group…” However, the inverse would appear to be true in that marketplace participants would consider future costs in the form of future cash outflows directly relating to the disposal plan in the measurement of fair value of the disposal group.

As a natural extension of that valuation framework, the Company recorded certain provisional estimates of cash outflows directly relating to the disposal plan (otherwise known as disposal liabilities) as part of the initial measurement of fair value of the Fashion Bug disposal group as of the acquisition date. One of those liabilities related to a pre-existing contract with a private-label credit card provider. That contract gave the credit card provider the right to essentially shift the economics over collectability of outstanding Fashion Bug credit balances back to the Company upon the termination of the Fashion Bug business. As of the acquisition date, we estimated a preliminary range of the liability to settle the potential exposure, and concluded that a provisional estimate of $20 million was the best place within the range. Subsequently, a settlement agreement was entered into with the private-label credit card provider, whereby it did not exercise that contractual provision. That settlement demonstrated that the true measure of the liability as of the acquisition date was zero. As such, as highlighted in the chart above, a measurement adjustment was recorded to reverse the entire initial liability established in the purchase

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

accounting, with a corresponding reduction in goodwill. While believing all along that the treatment of the reversal of this $20 million purchase accounting liability as a measurement period adjustment was appropriate under the circumstances, we also considered whether recognizing the reversal of the liability as a benefit into income would have been a viable accounting alternative. We concluded for the reasons set forth above that the adjustments were more akin to measurement period adjustments. Accordingly, the treatment of this item as a measurement period adjustment to goodwill was deemed to be appropriate.

Another disposition liability established in the initial measurement of fair value of Fashion Bug as of the acquisition date related to the remaining lease obligations that would need to be settled once the business ceased operating. The Company had engaged a third-party liquidator to negotiate, assign, or sell the leases back to the landlords or other interested third parties. As of the acquisition date, we estimated a preliminary range of the liability to settle the lease exposure, and concluded that a provisional estimate of $18 million was the best place within the range. Subsequent to the initial purchase price allocation, the costs to resolve these lease exposures was re-estimated to be approximately $12 million based on the settlement experience to date. Such re-estimates were made as we developed a better understanding of the value of each leased location. Given the short timeframe between the time we initiated our plan to dispose of the Fashion Bug business and the time it ceased operating, we do not believe that any favorability arose from significant improvements in real estate market conditions in the post-acquisition period. Accordingly, as highlighted in the chart above, a measurement period adjustment was recorded to reverse an estimate of the excess liability initially established in the purchase accounting, with a corresponding reduction in goodwill.

On the asset side of the equation, both the distribution warehouse and inventory were recorded at preliminary estimates of their respective fair values less costs to sell. But, given that the inventory, in particular, was being liquidated in going-out-of-business liquidation sales and not normal sales channels, as well as the uncertainty over the quality and fashion sensibility of the inventory acquired and purchase commitments assumed, it was difficult to accurately determine the appropriate valuation for those assets. In this regard, the Company notes that it entered into an economic arrangement with a third-party liquidator to conduct the going-out-of-business sale process, under which the Company effectively transferred the inventory risk to such liquidator in exchange for proceeds equating to a guaranteed minimum and a contingent profit-sharing component. A preliminary valuation of the aggregate proceeds was made that ultimately was determined to be too low. Accordingly, the inventory valuation was adjusted upwards by approximately $16.3 million to more properly reflect its value as of the acquisition date, with a corresponding reduction in goodwill.

A similar, smaller adjustment was made to the preliminary value assigned to the distribution warehouse based on the ultimate value realized in its sale, which occurred within a relatively short period of time from the initial acquisition date and would not have varied significantly based on any changes in post-acquisition real estate market conditions for similar properties. The same would hold true for the sale of store fixtures.

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

In determining the fair value of all assets and liabilities, especially considering the disposition strategy that the Company was operating under, the Company does not believe that there have been events arising in the post-combination period that should have given rise to income or loss to be recognized in the income statement. Rather, the differences related to new information about the penultimate values that existed as of the acquisition date, and they were appropriately recorded as measurement period adjustments.

Preliminary Purchase Price Allocation

In our Form 10-Q for the period ended April 27, 2013, we disclosed that our measurement period is still open because of (a) the pending finalization of the Fashion Bug liquidation during the fourth quarter of Fiscal 2013 and (b) the ongoing sale process related to Figi’s.

With respect to Fashion Bug, the primary item outstanding relates to the remaining store leases that have not been settled. As of April 27, 2013, approximately ten store leases out of approximately 600 as of the acquisition date remained unresolved. We currently expect to have final terms related to the remaining store leases completed during the fourth quarter of Fiscal 2013. As a result of these final negotiations, the remaining liability that we currently have recorded for such settlements may have to be adjusted during the fourth quarter of Fiscal 2013 based on this additional information.

With respect to the Figi’s business, as negotiations progress with interested third-parties, we continue to assess whether the amounts being offered are sufficient to cover the net assets we have on our balance sheet. If they are not, we would be required under ASC 360-10-35-43 to write them down to net realizable value through the statement of operations. Based on the current negotiations, we expect the proceeds from the sale of the Figi’s business to exceed our net assets and that no impairment will be required. Although we do not expect to have any measurement period adjustments for the Figi’s business, we did not want to conclude as of the end of our fiscal third quarter that our valuation of Figi’s was complete in the event that something unforeseen arises out of the ongoing sale process that would qualify as a measurement period adjustment. We intend to update this disclosure in our Fiscal 2013 Annual Report on Form 10-K.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23.

Results of Operations, page 28

Nine Months Ended April 27, 2013 compared to Nine Months Ended April 28, 2012, page 34

Operating Income, page 36

8.	We note your disclosure on page 37 that the operating income (loss) for the nine months ended April 27, 2013 of Lane Bryant and Catherines includes adjustments associated with the write-up

Ms. Tia L. Jenkins

United States Securities and Exchange Commission

June 28, 2013

of inventory to fair market value of approximately $15.3 million and $4.6 million, respectively. Please explain to us the nature of these two adjustments to write-up the value of inventory, and tell us why they were reflected in the operating income (loss) of these two business segments. Also tell us how these fiscal 2013 adjustments compare to or differ from the fiscal 2012 one-time non-cash purchase accounting adjustments to write-up inventory to fair market value for these two business segments.

Response: Please refer to our response under Staff comment number one above.

If the Staff wishes to discuss any of our responses to the Comment Letter, please contact me at (845) 369-4767.

Sincerely,

/s/ Jay S. Levine

Jay S. Levine

Senior Vice President, Chief Accounting Officer and Corporate Controller

cc:	David R. Jaffe, President and Chief Executive Officer

Dirk Montgomery, Executive Vice President and Chief Financial Officer

Gene Wexler, Senior Vice President and General Counsel